FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	December	2003
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F __________________	Form 40-F________X__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document 1. 2.

News Release dated December 18, 2003 (“City of New Orleans Selects BlackBerry Wireless Solution”)

News Release dated December 18, 2003 (“PalmSource and RIM to Jointly Develop BlackBerry Connectivity Support for Palm OS”)

Page No 2 2

Document 1

December 18, 2003

FOR IMMEDIATE RELEASE

City of New Orleans Selects BlackBerry Wireless Solution

BlackBerry Helps City Staff to Increase Productivity and Enhance Responsiveness

New Orleans, LA – The City of New Orleans has selected the BlackBerry® wireless platform, developed by Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), to meet its mobile communication and information needs. BlackBerry is helping the City of New Orleans employees to increase productivity through wireless access to email, phone, SMS (Short Message Service), Internet browser and organizer applications.

“Access to information and people are critical to effectively running any government. BlackBerry has been essential in helping us meet that need,” said C. Ray Nagin, Mayor of the City of New Orleans. “Since taking office, members of my administration have been able to access information via their BlackBerry handheld during important meetings without even leaving the room. That wireless access has made us extremely efficient.”

The City of New Orleans relies on email for efficient communications and staff need to access email when they are out of the office. Mayor Nagin had previous experience with BlackBerry during his employment at Cox Communications, Inc. and found it to be a powerful productivity tool. He wanted to replicate the benefits of BlackBerry at the City of New Orleans. Because of his positive experiences with BlackBerry, including a smooth implementation process and a rapid return on investment, Mayor Nagin and Chief Technology Officer, Greg Meffert, decided to quickly integrate the BlackBerry wireless platform with their existing Microsoft® Exchange environment.

The initial implementation was extremely successful and was used to assist the Mayor’s transition into office by creating accessibility and enhanced communications among staff members. Currently over 70 members of Nagin’s staff have BlackBerry handhelds and the deployment is expected to grow in the next year as BlackBerry expands to additional departments and offices.

BlackBerry has resulted in a very productive work environment at the City of New Orleans by enabling improved communications and information access for employees. Not only has BlackBerry achieved strong productivity gains for staff, but it has also helped create a culture where fast decisions are expected and decision makers are accessible.

“Our investments in technological breakthroughs like BlackBerry has allowed City Government to process citizen requests quickly,” said Mayor C. Ray Nagin. “By making New Orleans information, business services and employees more accessible, we are constantly improving the responsiveness, accountability and availability of City Government.”

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“BlackBerry has made us more accessible to the public. Citizens now have the ability to get quick answers directly from Executive Staff members and decisions makers,” said Greg Meffert, Chief Technology Officer of the City of New Orleans. “BlackBerry handhelds have become the must-have device for the Mayor’s staff. Many staff also feel that it has enhanced their work/life balance since it makes it easier for them to travel or work away from their office.”

The use of BlackBerry is one way that the Nagin administration has employed technology to increase the efficiency and effectiveness of City Government in New Orleans. In addition, a number of improvements to the city’s web site, www.cityofno.com, allow citizens to perform a wide variety of government transactions online. The City is also collaborating with software leaders to develop applications for the government sector. For example, the city is building a wireless network for the New Orleans Police Department that will support mobile data terminals in police patrol cars and surveillance cameras in high crime areas. At the same time, the City is working to update and automate finance, zoning, GIS, and other internal municipal systems, which is expected to save millions of dollars in the process.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts: Chris Bonura City of New Orleans (504) 304-8240 cbonura@mayorofno.com
Courtney Flaherty Brodeur Worldwide for RIM (212) 771-3637 cflaherty@brodeur.com
Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

December 18, 2003

FOR IMMEDIATE RELEASE

PalmSource and RIM to Jointly Develop BlackBerry Connectivity Support for Palm OS

Sunnyvale, Calif. and Waterloo, ON – PalmSource, Inc. (NASDAQ: PSRC) provider of Palm OS, a leading operating system powering next generation mobile devices and smartphones, and Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM), a leading developer of wireless solutions, have formalized their development relationship and have begun efforts to jointly develop a software client that enables BlackBerry® connectivity to Palm OS.

Following the recent announcement of the Palm Powered Mobile World program, the PalmSource and RIM agreement continues on this momentum by initiating the technology development phase of the relationship. RIM and PalmSource anticipate negotiating a technology distribution agreement for the BlackBerry connectivity solution on Palm OS at a later date.

The goal of this development effort is to create a BlackBerry connectivity solution for Palm OS licensees in the second half of 2004. This solution will be designed to provide Palm OS licensees the ability to connect their Palm Powered™ wireless handhelds and smartphones to BlackBerry Enterprise Server™ using the same secure push-based wireless architecture and infrastructure that currently supports thousands of companies and government organizations. The BlackBerry Connect™ solution for Palm OS will also support BlackBerry Web Client, a wireless Internet email service for individuals and small business that does not require server software.

“We view wireless data connectivity as being fundamental to the continuing growth and success of mobile devices and services around the world,” said Mike Lazaridis, president and co-CEO at Research In Motion. “Together, PalmSource and RIM are leveraging our respective strengths to provide licensees, carriers and developers with a strong wireless foundation to address a wide range of customer needs.”

“The development of BlackBerry connectivity for Palm OS offers our licensees and carrier partners an industry leading solution and further demonstrates our commitment to mobile data and enterprise solutions,” said David Nagel, president and chief executive officer for PalmSource. “We believe that Palm OS, together with RIM’s innovative BlackBerry connectivity will meet the growing needs of our customers and Palm OS developers.”

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About PalmSource

PalmSource is the company behind Palm OS, a leading operating system powering more than 30 million Palm Powered handhelds and smartphones worldwide. Industry leaders Aceeca, AlphaSmart, Fossil, Foundertech, Garmin, GSL, HuneTec, Kyocera, Lenovo, palmOne, PerComm, Samsung, Sony, Symbol Technologies and Tapwave license Palm OS to create diverse mobile devices that meet unique customer needs. Palm OS has given rise to a large community of users, enterprises, developers and manufacturers, who together make up the Palm Economy. More information about PalmSource, Inc. is available on our website at http://www.palmsource.com/, http://www.palmsource.co.uk, http://www.palmsource.fr, http://www.palmsource.de and http://www.palmsource.com.cn.

Contact Information Andrew Tingley Brodeur Worldwide for RIM 212.771.3637 atingley@brodeur.com
Cynthia Harris Public Relations, PalmSource, Inc. 408.400.1928 Cynthia.Harris@palmsource.com
Investor Relations RIM 519.888.7465 investor_relations@rim.net
Kip Meintzer Investor Relations, PalmSource, Inc. 408.400.1909 Kip.Meintzer@palmsource.com

This press release contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements related to the ongoing relationship of PalmSource and RIM; the development of the BlackBerry connectivity solution for Palm OS licensees in the second half of 2004; the anticipated technology distribution agreement; the development goals, features and functions of the BlackBerry connectivity solution for Palm OS licensees, as well as its ability to meet the growing needs of PalmSource licensees and developers. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, the ability of the parties to maintain the momentum of their relationship; to fund to completion the successful development and implementation of the BlackBerry connectivity solution for Palm OS in the second half of 2004 or in time to meet market demand, if any; the ability of the BlackBerry connectivity solution to provide the anticipated features, functions and benefits to Palm OS licensees and to meet the needs of or to be accepted by Palm OS licensees and developers; the ability with PalmSource and RIM to successfully negotiate and execute a technology distribution agreement; the outcome or initiation of patent infringement litigation; and the general economic conditions in the U.S. and abroad and other risks and uncertainties contained in PalmSource, Inc.'s public announcements, reports to stockholders and other documents filed with and furnished to the Securities and Exchange Commission, including our Quarterly Report on Form 10-Q for the period ended August 29, 2003 and in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities.. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements. Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. Palm OS is a registered trademark and Palm Powered is a trademark of Palm Trademark Holding Company, LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	December 18, 2003	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance